Resolutions Modifying Exercise Price of Common Stock Purchase Warrants

                               MINUTES OF MEETING
                            OF THE BOARD OF DIRECTORS
                                       OF
                           DCC COMPACT CLASSICS, INC.

                                  May 24, 1995


A regular meeting of the Board of Directors of DCC Compact Classics, Inc. (the "Company"), a Colorado Corporation, was held at 11:00 a.m. on May 24, 1995 in the Company offices at 9301 Jordan Avenue, Suite 105, Chatsforth, California.

Those present were: Marshall Blonstein, Milton Barbarosh, Stan Layton, and Gary Gillman constituting all the members of the Board of Directors.

Mr. Milton Barbarosh acted as Chairman of the meeting and Marcia McGovern, as Secretary of the Company, was present to record the minutes.

The first topic for the meeting was the approval and ratification of the minutes of the November 18, 1994 Annual Meeting of Stockholders. After discussion, upon motion duly made and seconded, the following motion was unanimously approved:

RESOLVED, that the minutes of the meeting of the Board of Directors held on November 18, 1994 are hereby approved and ratified.

As each member had previously examined the 1994 audited financials and tax returns, the following motion was unanimously approved:

RESOLVED,  that the Board  approve the 1994 10-KSB,  hereby  attached as Exhibit
"A".

The next topic of discussion was the selection of new legal counsel for the company. Upon motion clearly made and seconded, the following motion was unanimously approved:

RESOLVED, that Atlas, Pearlman, Trop & Borkson be appointed as the Company's legal counsel for any corporate matters and to review and update Forms 3 and 4 with the Security and Exchange Commission.

Also,  upon  motion  clearly  made  and  seconded,   the  following  motion  was
unanimously approved:

RESOLVED, that Winter, Scheifley & Associates be appointed as the Company auditor.





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After  discussion of various  dates,  it was moved and seconded  unanimously  to approve the following:

RESOLVED, that the Annual Meeting of Stockholders be held on Monday, November 20, 1995 in the corporate offices of DCC Compact Classics, Inc. at 9:00 a.m. PST.

The next topic of discussion was the subject of venture capital. Upon motion duly made and seconded, the following motion was unanimously approved:

RESOLVED, to authorize Marshall Blonstein and Milton Barbarosh to raise three to five million dollars for the Company. Additionally, it was resolved to authorize Marshall Blonstein to pursue the acquisition of Yesterday's Radio & Video.

After discussion of Romance Alive Audio, ("Romance") a motion was made by Milton Barbarosh to continue to further finance Romance up to an additional $50,000, for up to an additional 10% equity; and that Gary Gillman will work to structure an equitable transaction with the Company to be approved by the board.

With Marshall Blonstein abstaining, the motion was seconded, and approved.

A Compensation Committee was appointed, its members being Marshall Blonstein, Gary Gillman, and Milton Barbarosh. An Audit Committee was appointed, its members being Gary Gillman and Stan Layton.

After discussion, a motion was made and approved to issue to Marshall Blonstein and Milton Barbarosh a stock option at 13(cent) for 200,000 shares each; and to Stan Layton and Gary Gillman a stock option at 13(cent) for 50,000 shares each. Further, it was approved that the prior stock options issued to Marshall Blonstein and Milton Barbarosh will be repriced to 13(cent)/share.

This motion being unanimously approved, and there being no further business to come before the meeting, upon motion duly made, seconded and unanimously carried, the meeting was adjourned.



/s/Marshall Blonstein                              /s/Marcia McGovern
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Marshall Blonstein, Chairman                       Marcia McGovern, Secretary












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